UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES INC.
(Registrant)

Date: November 09, 2017	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Hsinchu, Taiwan, November 9, 2017 — On November 9, 2017, ChipMOS TECHNOLOGIES INC. (the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) held a Board of Directors (the “Board”) meeting. A summary and related information of the resolutions follows below:

(1)	The Company’s consolidated financial statements of Q3 2017.

(2)	Capital reduction and cancellation of forfeited issued restricted employee shares.

(3)	The appointment of Mr. Jesse Huang, a vice president of the Company, to replace Mr. Erik So as the Company’s Research and Development officer with the effective date of January 1, 2018

On matter (2), the Board resolved that previously granted restricted shares to employees who have resigned, equaling a total of 116,000 common shares, have been forfeited in accordance with the Company’s “Regulations of the Issuance of Restricted Shares”. The Company therefore shall cancel these 116,000 common shares, representing 0.01% of the share capital, through a capital reduction in the amount of NT$1,160,000. The capital reduction record date is November 13, 2017. The share capital of the Company after the capital reduction will be NT$ 8,862,970,610.